REDACTED

SIXTH AMENDING AGREEMENT

THIS AGREEMENT is made as of June 28, 2010

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), and CREDIT SUISSE AG, TORONTO BRANCH (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS Credit Suisse AG, Toronto Branch (the "New Lender") has agreed to provide an additional Syndicated Facility Commitment and to become a Lender in accordance with the terms of the Credit Agreement;

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1. In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of June 4, 2008, the second amending agreement made as of May 7, 2009, the third amending agreement made as of May 29, 2009, the fourth amending agreement made as of July 29, 2009 and the fifth amending agreement made as of September 1, 2009.

1.2. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5. The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments; and

Schedule B - Form of Confirmation of Guarantee and Security.

2.     Amendments and Supplements

2.1. Addition of Term Period; Extension.

(1) Section 1.1(1) of the Credit Agreement is hereby amended to delete the existing definitions of "Operating Facility Maturity Date" and "Syndicated Facility Maturity Date" and to add each of the following definitions to said Section 1.1(1) in alphabetical order:

"Operating Facility Maturity Date" means the date which is the first anniversary of the Operating Facility Term Out Date.

"Operating Facility Term Out Date" means June 27, 2011 or such later date to which the same may be extended in accordance with Section 2.21.

"Syndicated Facility Maturity Date" means the date which is the first anniversary of the Syndicated Facility Term Out Date.

"Syndicated Facility Term Out Date" means June 27, 2011 or such later date to which the same may be extended in accordance with Section 2.20.

"Term Out Date" means either the Syndicated Facility Term Out Date or the Operating Facility Term Out Date, as the context requires.

(2)	The existing Section 2.4 of the Credit Agreement is hereby deleted in its entirety and following is hereby substituted therefor:

"2.4	Availability and Nature of the Credit Facilities

(1)           Subject to the terms and conditions hereof, the Borrower may make Drawdowns under a Credit Facility prior to the Term Out Date applicable thereto.

(2)           Prior to the Term Out Date applicable to a Credit Facility, such Credit Facility shall be a revolving credit facility: that is, the Borrower may increase or decrease Loans under such Credit Facility by making Drawdowns, repayments and further Drawdowns.  Subject to Sections 2.20 and 2.21, as applicable, on the Term Out Date applicable to a Credit Facility, the unutilized portion of such Credit Facility shall be cancelled and such Credit Facility shall become non-revolving: that is, the amount of any Loans under such Credit Facility which are thereafter repaid may not be re-borrowed or utilized again and the Borrower shall not be entitled to make further Drawdowns in respect of such amounts."

(3)
Section 2.20 of the Credit Agreement is hereby amended to delete "Syndicated Facility Maturity Date" in each place where it appears and to substitute therefor, in each case, "Syndicated Facility Term Out Date".

(4)
Section 2.21 of the Credit Agreement is hereby amended to delete "Operating Facility Term Maturity Date" in each place where it appears and to substitute therefor, in each case, "Operating Facility Term Out Date".

(5)	Section 5.6 of the Credit Agreement is hereby amended to delete "Maturity Date" in each place where it appears and to substitute therefor, in each case, "Term Out Date".

(6)	Section 5.6 of the Credit Agreement is hereby further amended to add the following new Section 5.6(3):

"(3)           For certainty, no standby fees shall be payable by the Borrower in respect of a given Credit Facility for any period of time after the Term Out Date applicable to such Credit Facility."

2.2. Increase in Syndicated Facility. The existing definition of "Syndicated Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete "Cdn.$490,000,000" where it appears in the second line thereof and to substitute therefor the amount of "Cdn.$525,000,000".  The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased to Cdn.$525,000,000 from Cdn.$490,000,000.

2.3. Addition of New Lender.

(a)
Addition of New Lender.  The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Syndicated Facility Commitment set forth opposite its name on Schedule A hereto and all references herein or therein to "Lenders" or a "Lender" shall be deemed to include the New Lender.

(b)
Novation of New Lender.  The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Syndicated Facility Commitment as fully as if it had been an original party to the Credit Agreement.

(c)
The Agent.  Without in any way limiting the other provisions hereof, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)
Independent Credit Decision.  The New Lender acknowledges to the Agent that the New Lender has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents.  The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)
to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby.  The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.

(e)
Consent of Fronting Lender and Agent.  Each of the Fronting Lender and the Agent hereby consents to the addition and novation of the New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.

2.4. Increase in Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$550,000,000.

2.5. New Schedule A, Revised Syndicated Facility Commitments.  Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to reflect the new Syndicated Facility Commitments of certain Lenders to the amount set forth opposite their names on such new Schedule A.

2.6. Changes in Pricing.  The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on LIBOR Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Credit Facility
less than 1.0:1.0	[·]% per annum	[·]% per annum	[·]% per annum
equal to or greater than 1.0:1.0 and less than 1.5:1.0	[·]% per annum	[·]% per annum	[·]% per annum
equal to or greater than 1.5:1.0 and less than 2.0:1.0	[·]% per annum	[·]% per annum	[·]% per annum
equal to or greater than 2.0:1.0 and less than 2.5:1.0	[·]% per annum	[·]% per annum	[·]% per annum
equal to or greater than 2.5:1.0	[·]% per annum	[·]% per annum	[·]% per annum

In addition, the proviso to said definition of "Applicable Pricing Rate" is hereby amended to add the following new subparagraph (b.1) immediately after the existing subparagraph (b) of such proviso:

"(b.1)
the above rates per annum applicable to Loans shall increase by [·]% per annum under a given Credit Facility after the Term Out Date in respect thereof; for certainty, such increase or increases, as applicable, shall not apply to the rates per annum set forth in the column with the heading "Standby Fee on each Credit Facility" in the above table;"

Finally, Section 7.9(2) of the Credit Agreement is hereby amended to delete "[·]% per annum" from the third line thereof and to substitute therefor "[·]% per annum".

2.7. Baytex Hungary Cash on Hand.  Section 10.2.1(e) of the Credit Agreement is hereby amended to delete "U.S.$100,000" from the fourth line thereof and to substitute therefor "U.S.$5,000,000".

2.8. Events of Default.  Sections 12.1(i), (j), (k), (l) and (m) of the Credit Agreement are hereby amended to delete "Cdn.$10,000,000" in each place where it appears and to substitute therefor, in each case, "Cdn.$20,000,000".

2.9. Conversion of Baytex Trust.  The Credit Agreement is hereby amended to add the following new Section 10.2.2 immediately after the existing Section 10.2.1:

"10.2.2                                Conversion of Baytex Trust

Notwithstanding the provisions of Sections 10.2(j), 12.1(h), 12.1(p), 12.1(q) and 16.6 of the Credit Agreement, the Borrower shall be entitled, as part of any tax reorganization of Baytex Trust in response to announcements of (including those of October 31, 2006 regarding the taxation of flow-through entities), or any legislation proposed or passed by, the Government of Canada relating to income trusts (a "Permitted Tax Reorganization") to:

(a)
assign its rights and obligations hereunder and the other Documents to which it is a party to the parent entity emerging from such Permitted Tax Reorganization, or to a Wholly-Owned Subsidiary of such parent entity;

(b)
permit Baytex Trust to assign its rights and obligations under the Baytex Trust Guarantee and other Documents to which it is a party to the new parent entity emerging from such Permitted Tax Reorganization; and/or

(c)	dissolve Baytex Trust and take all internal reorganization steps, whether by plan of arrangement or otherwise, as necessary to complete the Permitted Tax Reorganization,

provided in each case that:

(i)	the new borrower or the new holding company parent is a Canadian federal or provincial corporation which is publicly traded and listed on a recognized North American stock exchange;

(ii)
the new borrower and, if applicable, new parent each are either an existing Canadian federal or provincial Wholly-Owned Subsidiary of Baytex Trust or a newly formed Canadian federal or provincial corporation which has not previously carried on any business;

(iii)	the new borrower which is the assignee thereof shall have assumed all obligations of the Borrower under this Agreement and the other Documents;

(iv)
if the new parent is a holding company, it shall execute and deliver a Guarantee, other Security and other Documents to which Baytex Trust is a party in the place of the Baytex Trust Guarantee and such other Documents;

(v)	all continuing guarantors and subordinating parties have ratified and confirmed their respective Guarantees forming part of the Security and other Documents to which each is a party;

(vi)	no Default or Event of Default has occurred and is continuing or would exist after the Permitted Tax Reorganization;

(vii)	no unindemnified adverse withholding or other tax consequences shall result from any such Permitted Tax Reorganization;

(viii)
there is no change in the ultimate ownership of the business of Baytex Trust except for any holders of trust units of Baytex Trust who dissent to such Permitted Tax Reorganization and receive cash for such trust units as a result of such dissent;

(ix)	the Permitted Tax Reorganization shall not have a Material Adverse Effect; and

(x)
the Agent and each Lender shall receive such assurances, representations, legal opinions, copies of organizational documents and other documents with respect to such Permitted Tax Reorganization as they may reasonably request, including an amended and restated credit agreement, to preserve the substance of the obligations contained hereunder and the other Documents, provided any such amended and restated credit agreement, to the extent reasonably required by any Lender, may, for certainty, take into account and provide for any material adverse change to the risk profile of the Borrower resulting from any such Permitted Tax Reorganization, all as determined by all of the Lenders, acting reasonably, in accordance with their usual and customary practices for credit facilities such as the Credit Facilities.

2.10. Definition of "IFRS".  Section 1.1(1) of the Credit Agreement is hereby amended to add the following new definition of "IFRS" immediately after the existing definition of "Hungary Parent Loans":

"IFRS" means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the "IASC Foundation"), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation but only to the extent the same are adopted by the Canadian Institute of Chartered Accountants ("CICA") as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA.

2.11. Accounting Changes.  The existing Section 1.4 of the Credit Agreement is hereby deleted in its entirety and replaced with the following new Section 1.4:

"1.4                      Accounting Principles

(1)
Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

(2)	If the Borrower, the Agent or the Lenders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with:

(i)	generally accepted accounting principles applied by the Borrower in respect of its financial statements on the date hereof ("Old GAAP"), rather than

(ii)
generally accepted accounting principles subsequently in effect in Canada and applied by the Borrower in respect of its financial statements (including the adoption of IFRS) and utilized for purposes of determining such amount, then written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

(3)
If the Borrower adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change would require disclosure thereof under Old GAAP, or could reasonably be expected to adversely affect (a) the rights of, or the protections afforded to, the Agent or the Lenders hereunder or (b) the position of either the Borrower or of the Agent or the Lenders hereunder, the Borrower shall so notify the Agent, describing the nature of the change and its effect on the current and immediately prior year's financial statements in accordance with Old GAAP and in detail sufficient for the Agent and the Lenders to make the determination required of them in the following sentence.  If either the Borrower, the Agent or the Lenders determine at any time that such change in accounting policy results in an adverse change either (i) in the rights of, or protections afforded to, the Agent or the Lenders intended to be derived, or provided for, hereunder or (ii) in the position of either the Borrower or of the Agent and the Lenders hereunder, written notice of such determination shall be delivered by the

(4)
Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

Upon the delivery of a written notice pursuant to Section 1.4(2) or Section 1.4(3), the Borrower and the Agent on behalf of the Lenders shall meet to consider the impact of such change in Old GAAP or such change in accounting policy, as the case may be, on the rights of, or protections afforded to, the Agent and the Lenders or on the position of the Borrower or of the Agent and the Lenders and shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the Agent and the Lenders on the date hereof or the position of the Borrower or the Agent and the Lenders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower's prior accounting policy.  For the purposes of this Section 1.4, the Borrower, the Lenders and the Agent acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protection to the Agent and the Lenders as is intended by this Agreement on the date hereof.  If the Borrower and the Agent on behalf of the Lenders do not (for any reason whatsoever) mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to this Agreement within 60 days following the date of delivery of such written notice, the Borrower shall continue to provide financial statements in accordance with Old GAAP and, for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower's prior accounting policy."

3.	Funding of Loans to Reflect Revised Commitments

3.1. Funding of Outstanding Loans Under the Syndicated Facility.  In order to give effect to the foregoing, upon the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing increase in the Syndicated Facility and new Syndicated Facility Commitment and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase and such new Commitment; provided that, the foregoing provisions of this Section 3.1 shall not apply to Libor Loans and Bankers’ Acceptances outstanding on the date hereof, such Libor Loans and Bankers’ Acceptances being subject to and dealt with pursuant to Sections 3.2 and 3.3 hereof, respectively.

3.2. Outstanding Libor Loans.

(a)
The parties hereby acknowledge that, on the date hereof, Libor Loans having Interest Periods ending after the date hereof may be outstanding (the “Outstanding Libor Loans”).  Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, until the expiry of the applicable Interest Periods, the New Lender shall not have any right, title, benefit or interest in or to any Outstanding Libor Loans nor any obligation or liability to the other Lenders in respect thereof.

(b)
From time to time, as the Interest Periods of the Outstanding Libor Loans expire and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment after giving effect to the provisions of this Agreement.

3.3. Outstanding Bankers’ Acceptances

(a)
The parties hereby acknowledge that, on the date hereof, Bankers’ Acceptances having terms to maturity ending after the date hereof are outstanding (the “Outstanding BAs”).  Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, the New Lender shall not have any right, title, benefit or interest in or to any Outstanding BAs nor any obligation or liability to the other Lenders in respect thereof, it being acknowledged and agreed by the parties hereto that any obligation of the Borrower to pay or reimburse the Lenders in respect of the Outstanding BAs is solely a risk and for the account of the initial Lenders based upon their respective Syndicated Facility Commitments as in effect prior to and without regard to the provisions of this Agreement.

(b)
Notwithstanding the foregoing, from time to time, as the Outstanding BAs mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment after giving effect to the provisions of this Agreement.

3.4. Outstanding Fronted LCs.  Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Fronting Lender for its Rateable Portion of any Fronted LCs outstanding on the date hereof based upon its Syndicated Facility Commitment after giving effect to the provisions of this Agreement (to the extent the Borrower fails to reimburse or indemnify the Fronting Lender in accordance with the Credit Agreement).  Each of the Lenders shall be entitled to its Rateable Portion (based upon its Syndicated Facility Commitment after giving effect to the provisions of this Agreement) of any fees previously paid or to be paid pursuant to Section 7.9(1) of the Credit Agreement in respect of such outstanding Fronted LCs for the period from and after the date hereof until the expiry date of such Fronted LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders to give effect to the foregoing.

4. Fees Payable in Respect of Increase in Commitments and in Respect of Existing Commitments.

The Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [·]% of the increase in the aggregate Commitments of each Lender.  In addition, the Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [·]% of the existing aggregate Commitments of each Lender (that is, the aggregate Commitments of the Lenders prior to the effectiveness of the amendments contained herein).

5.	Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 4 hereof;

(b)
each Material Subsidiary (except Baytex Hungary and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(c)
Baytex Trust shall have executed and delivered to the Agent a confirmation respecting each of the Subordination Agreement (Baytex Trust), the Baytex Trust Guarantee and the Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably;

(d)
Baytex Trust and each Material Subsidiary (other than Baytex Hungary) shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents, by-laws and other organizational documents (or a certification there have been no changes thereto (i) in respect of the Borrower, the Trust, Baytex Marketing Ltd. and Baytex U.S., since November 29, 2007 and (ii) in respect of Baytex Oil & Gas Ltd. and Baytex Energy Partnership, since June 4, 2008) and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an officers' certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(e)
the Agent shall have received true, correct and complete copies of each of the existing Material Contracts and an Officer's Certificate certifying the same (or certifying there have been no changes thereto since November 29, 2007) to the Agent and the Lenders;

(f)
the Agent and the Lenders shall have received legal opinions from counsel to the Borrower and each Material Subsidiary (other than Baytex U.S. and Baytex Hungary) respecting this Agreement, the Documents to be entered into pursuant to this Agreement (including confirmations referenced in Section 6(b) hereof) and the transactions contemplated hereby in form and substance satisfactory to the Lenders in their sole discretion; and

(g)
no material adverse change in the business, affairs, assets, properties, operations, or condition, financial or otherwise, of Baytex Trust and its Subsidiaries taken as a whole shall have occurred since December 31, 2009 and the Borrower shall have delivered to the Agent an Officer's Certificate certifying the same.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.	Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.
By: "signed"

LENDERS:

THE TORONTO-DOMINION BANK

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

-

BNP PARIBAS (CANADA)

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

-

UNION BANK, CANADA BRANCH

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

THE BANK OF NOVA SCOTIA

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

NATIONAL BANK OF CANADA

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

ROYAL BANK OF CANADA

By: "signed"
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By: "signed"
Name:
Title:
By: "signed"
Name:
Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By: "signed"

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank	[·]	[·]
BNP Paribas (Canada)	[·]	[·]
Union Bank, Canada Branch	[·]	[·]
The Bank of Nova Scotia	[·]	[·]
Canadian Imperial Bank of Commerce	[·]	[·]
National Bank of Canada	[·]	[·]
Royal Bank of Canada	[·]	[·]
Société Générale (Canada Branch)	[·]	[·]
Credit Suisse AG, Toronto Branch	[·]	[·]
Total	Cdn.$25,000,000	Cdn.$525,000,000

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")
WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to date hereof, the "Credit Agreement");

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of • (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of • (collectively, the "Security");

AND WHEREAS, pursuant to a sixth amending agreement (the "Sixth Amending Agreement") made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Sixth Amending Agreement;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Sixth Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Sixth Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Sixth Amending Agreement, as the context requires.

DATED as of June 28, 2010.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: